UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of September, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	Y

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	Y

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated August 29, 2008	3 - 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless otherwise noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Requests Deferral of Cigar Lake Regulatory Hearing
Saskatoon, Saskatchewan, Canada, August 29, 2008    .   .   .   .   .   .   .   .   .   .    ..   .   .   .
As previously disclosed, Cameco has applied for an amendment to the construction licence for the Cigar Lake project. The application seeks regulatory approval for the remediation activities not approved under the existing licence granted June 27, 2008. Cameco was scheduled to appear before the Canadian Nuclear Safety Commission on September 18, 2008 to present this licence amendment.
Our current Cigar Lake licence will allow Cameco to conduct a full analysis of the August 12, 2008 inflow event and complete other site activities that have already been approved by the regulators including: plug testing, dewatering the mine, completing the shaft refurbishment, safe mine re-entry and securing the mine to a safe state.
As such, the company does not see a need to amend the licence at this time and has asked for, and received, a postponement of the hearing until we have more information on the path forward.
We are currently analyzing the data gathered during the event to identify the source of the inflow and its implications for planned remediation work.
We do not expect to have any significant new information regarding the inflow until later in the year at the earliest as we will be bringing in other investigative equipment to the site, which is not immediately available. We anticipate progress in gathering and analyzing information will take some time, while we continue with the other site activities already approved and underway.
As such, the update planned for Cigar Lake on September 24, 2008 will be deferred until we have more information. We will provide an update for the Cigar Lake project in our third quarter report, scheduled for release on November 10, 2008 or earlier should more information become available sooner.
The Cigar Lake uranium project is located in northern Saskatchewan. It is operated and 50% owned by Cameco.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear power plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316